SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                                STORAGE USA, INC.
         _______________________________________________________________
                                 (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
         _______________________________________________________________
                          (Title of Class of Securities)

                                   861907 10 3
         _______________________________________________________________
                                  (CUSIP Number)


                                  PAUL E. SZUREK
                           SECURITY CAPITAL U.S. REALTY
                                 69, ROUTE D'ESCH
                                L-1470 LUXEMBOURG
                                 (352) 48 78 78
         _______________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JULY 1, 1996
         _______________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Sche-dule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-
         1(b)(3) or (4), check the following box /   /.

         Check the following box if a fee is being paid with this state-
         ment /   /.  (A fee is not required only if the reporting per-
         son: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               Note:  Six copies of this statement, including all
             exhibits, should be filed with the Commission.  See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                                Page 1 of 12 Pages





           CUSIP No. 861907 10 3         13D        Page 2 of 12 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL U.S. REALTY
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                  7,053,754 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                     7,053,754
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               7,053,754 (SEE ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              28.7 % (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT





           CUSIP No. 861907 10 3         13D        Page 3 of 12 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL HOLDINGS S.A.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                  7,053,754 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                     7,053,754
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               7,053,754 (SEE ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              28.7% (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT








         ITEM 1.  SECURITY AND ISSUER.

                  This Amendment relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Storage USA, Inc., a Tennessee corporation ("Storage"). The principal executive offices of Storage are located at 10440 Little Patuxent Park-way, Columbia, Maryland 21044.

         ITEM 2.  IDENTITY AND BACKGROUND.

                  This Amendment is filed by Security Capital U.S. Re-alty ("Security Capital U.S. Realty"), a corporation organized and existing under the laws of Luxembourg, and by Security Cap-ital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned sub-sidiary of Security Capital U.S. Realty (together with Security Capital U.S. Realty, "USRealty"). The business objective of USRealty is to become Europe's preeminent publicly-held real estate operating company with strategic investments in leading "value-added" real estate operating companies in the United States. USRealty intends to acquire 25% to 45% of the common stock of a limited number of U.S. real estate operating compa-nies with specific market niches and the potential to be lead-ers in their respective peer groups. USRealty intends to maxi-mize shareholder returns in these companies by investing suf-ficient capital and, by obtaining representation on the boards of directors and committees thereof, participating with manage-ments in developing and implementing strategies for long-term growth in per share operating results. The principal offices of USRealty are located at 69, route d'Esch, L-1470, Luxem-bourg.

                  During the last five years, to the best of USRealty's knowledge, neither USRealty nor any of its executive officers or directors has been convicted in a criminal proceeding (ex-cluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which USRealty or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or man-dating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

              Each executive officer and each director of USRealty is a citizen of the United States but, with the exception of one director, all executive officers and directors are residents of various European countries. The name, business address, and present principal occupation (including the name, principal business and address of the corporation or organization in which such employment is conducted) of each executive officer and director is set forth in Exhibit 1 to this Schedule 13D and is specifically incorporated herein by reference.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As previously reported, pursuant to a Stock Purchase Agreement, dated as of March 1, 1996, by and among Storage, Security Capital U.S. Realty and Holdings (the "Stock Purchase Agreement"), subject to the terms and conditions thereof, Stor-age agreed to sell and USRealty agreed to purchase up to 7,028,754 shares of Common Stock (such Common Stock, the "Shares"). Security Capital U.S. Realty agreed to advance to Holdings the funds necessary to purchase the Shares as required by the Stock Purchase Agreement, and guaranteed the performance by Holdings of its obligations thereunder. The aggregate pur-chase price for the Shares to be paid to Storage is $220,000,000 (the "Total Equity Commitment"). These funds have, in part, been and will, in part, be obtained by USRealty from equity subscriptions which have been received by USRealty from various international investors, including U.S. investors. These funds will also be obtained by USRealty from draw downs under USRealty's $200,000,000 revolving credit facility pursu-ant to a Facility Agreement (the "Facility Agreement"), dated June 12, 1996, by and among Security Capital U.S. Realty, Hold-ings, Commerzbank Aktiengesellschaft, as arranger and col-lateral agent, Commerzbank International S.A., as administra-tive agent and the financial institutions listed in Schedule 1 thereto.

                  USRealty previously filed a Schedule 13D with respect to its investment in Storage, in which it discloses that USRe-alty may be deemed to beneficially own up to 7,053,754 shares of Common Stock because of its acquisition of 1,948,882 of shares of Common Stock on March 19, 1996, because of its right to acquire an additional 5,079,872 shares of Common stock and because of its ownership of an additional 25,000 shares of Com-mon stock purchased on January 18, 1996.

                  As previously reported, on March 19, 1996, pursuant to the Stock Purchase Agreement, USRealty purchased 1,948,882 shares of Common stock (such shares, the "Initial Shares") at a price of $31.30 per share at an initial closing (the "Initial Closing"). The aggregate purchase price paid to Storage for the Initial Shares was $61,000,006.60. Security Capital U.S. Realty advanced to Holdings the funds necessary to purchase the Initial Shares as required by the Stock Purchase Agreement.

                  These funds were obtained by USRealty from equity sub-scriptions which have been received by USRealty from various international investors, including U.S. investors.

                  On June 5, 1996, the shareholders of Storage approved an amendment (the "Charter Amendment") to Storage's charter amending ownership limitations therein to permit USRealty to acquire up to 37.5% of the capital stock of Storage and to make certain other modifications to facilitate Storage's continued qualification as a real estate investment trust for federal income tax purposes (a "REIT"). On July 1, 1996, Storage filed the Charter Amendment with the Secretary of State of the State of Tennessee, and the Charter Amendment became effective. The Charter Amendment and related matters are more fully de-scribed in, and the Charter Amendment is Appendix D to, the proxy statement relating to Storage's June 5, 1996 meeting of shareholders, dated April 26, 1996 and filed with the Securi-ties and Exchange Commission on April 29, 1996. A copy of the Charter Amendment is attached hereto as Exhibit 5 and is spe-cifically incorporated herein by reference, and the description herein of such amendment is qualified in its entirety by refer-ence to such amendment.

                  A copy of the Stock Purchase Agreement, and the vari-ous Exhibits thereto, is attached hereto as Exhibit 2 and is specifically incorporated herein by reference, and the descrip-tion herein of such agreement and the Exhibits thereto is qual-ified in its entirety by reference to such agreement and Exhib-its. A copy of the Facility Agreement is attached hereto as
         Exhibit 4 and is specifically incorporated herein by reference, and the description herein of such agreement is qualified in its entirety by reference to such agreement.

         ITEM 4.  PURPOSE OF TRANSACTION.

                  The purchase of the Shares is for the purpose of own-ership and not with a view to or for sale in connection with any distribution thereof. USRealty has no present intention or plan to effect any distribution of the Shares.

                  The Stock Purchase Agreement provided for USRealty's purchase of the Initial Shares at a price of $31.30 per share at the Initial Closing. The Stock Purchase Agreement also pro-vides that, at such time as Storage may determine subject to the terms of the Stock Purchase Agreement, USRealty will pur-chase the remaining 5,079,872 Shares to be purchased pursuant to the Stock Purchase Agreement (the "Subsequent Shares") at a price of $31.30 per share, provided that if the sale of the Subsequent Shares to USRealty shall not have occurred by Decem-ber 1, 1996, USRealty will have the right, at its election, to purchase the Subsequent Shares on or before December 31, 1996 at a price of $31.30 per share.

                  The Stock Purchase Agreement also provided that Stor-age would submit to a vote of its shareholders for their ap-proval the Charter Amendment.

                  The Initial Closing was subject to various conditions, including (i) an irrevocable waiver of application to USRealty of the ownership limitations contained in the Company's charter with respect to the Initial Shares plus 25,000 shares of Common Stock owned by USRealty as of March 1, 1996, (ii) an amendment to the partnership agreement of SUSA Partnership, L.P., the entity through which Storage currently conducts its business, to exclude USRealty from the operation of the provisions thereof applicable to "Affiliates" of Storage, (iii) the con-tinued treatment of Storage as a REIT, and (iv) satisfaction of various customary conditions. In addition, if the initial closing had not have occurred on or prior to May 31, 1996, the Stock Purchase Agreement provided that it could be terminated by either party, unless such party were then in default there-under. The second closing, at which the Subsequent Shares are to be purchased by USRealty, is subject to various conditions, including (i) approval by Storage's shareholders of the trans-action contemplated by the Stock Purchase Agreement, (ii) ap-proval by Storage's shareholders of the proposed amendment to Storage's charter to amend the ownership limitations to permit USRealty to acquire up to 37.5% of the capital stock of Storage and to make certain other modifications to facilitate Storage's continued qualification as a REIT, (iii) the continued treat-ment of Storage as a REIT, and (iv) satisfaction of various customary conditions. Subsequent closings, if any, also are subject to certain conditions.

                  As contemplated by the Stock Purchase Agreement, the parties entered into a Strategic Alliance Agreement and a Reg-istration Rights Agreement at the initial closing. Such agree-ments are attached as Exhibits to the previously filed Amend-ment No. 2 to Schedule 13D, are specifically incorporated herein by reference, and the description herein of such agree-ments is qualified in its entirety by reference to such agree-ments. Pursuant to the Strategic Alliance Agreement, USRealty is entitled to certain rights and is subject to certain re-strictions, including the following: (i) from and after June 5, 1996, the date on which Storage's shareholders approved the transactions contemplated by the Stock Purchase Agreement (the "Shareholder Approval Date") until the next annual or special meeting at which any directors are to be elected, USRealty has the right to have two directors on Storage's board of direc-tors, and after such next annual or special meeting until USRe-alty no longer owns at least 20% of the outstanding Common Stock, USRealty generally has the right to nominate its pro-portionate share of Storage's board of directors, (ii) from and after the Shareholder Approval Date until USRealty no longer owns at least 20% of the outstanding Common Stock, USRealty has the right to obtain certain operating and financial informa-tion, (iii) from and after the Shareholder Approval Date until USRealty no longer owns at least 15% of the outstanding Common Stock, USRealty has the right to participate in Storage's fu-ture security offerings by purchasing its proportionate share of the securities offered therein, (iv) during a standstill period of five years (which period is subject to early termina-tion in certain circumstances but, if not terminated early, shall be automatically extended for one-year increments unless USRealty gives Storage 270 days' notice cancelling such exten-sions or unless sooner terminated upon certain events), USRe-alty has subject to certain limitations and restrictions relat-ing to voting of its shares of Common Stock, acquisitions of additional shares of Common Stock (generally limited to 37.5% of the outstanding shares of Common Stock), transfers of its shares of Common Stock and various other matters, and (v) as long as USRealty owns 20% of the outstanding shares of Common Stock and as long as the standstill period (including exten-sions) is in effect, Storage may not take certain specified corporate actions relating to incurrence of indebtedness, third party property management, investments outside the self-storage facilities segment, REIT termination and reduction of Storage's interest in SUSA Partnership, L.P. Moreover, pursuant to the Strategic Alliance Agreement, from and after the Shareholder Approval Date until USRealty does not own at least 20% of the outstanding Common Stock, USRealty is to consult with and ad-vise Storage on certain matters including those concerning Storage's business strategy, financing arrangements, acquisi-tion opportunities, economic analysis and investor relations. Pursuant to the Registration Rights Agreement, Storage has granted USRealty certain registration rights to facilitate the resale of its Shares under certain conditions and certain tag-along rights to sell a portion of its Shares in connection with certain extraordinary issuances of stock by Storage.

                  As previously reported, early termination of the wait-ing period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the Notification and Report Form previously filed by USRealty was granted on March 15, 1996.

                  On March 19, 1996, pursuant to the Stock Purchase Agreement, USRealty purchased the Initial Shares. The ag-gregate purchase price paid to Storage for the Initial Shares was $61,000,006.60. Security Capital U.S. Realty advanced to Holdings the funds necessary to purchase the Initial Shares as required by the Stock Purchase Agreement. The conditions to closing such purchase described above were all either satisfied or waived.

                  In addition to the purchase of the Subsequent Shares as contemplated by the Stock Purchase Agreement, USRealty in-tends to review on a continuing basis its investment in Storage and may increase such investment to up to 37.5% of the capital stock of Storage (including all of the Shares to be acquired pursuant to the Stock Purchase Agreement), as permitted by Storage's charter as amended by the Charter Amendment. Such increase in USRealty's investment in Storage could be ac-complished by USRealty's acquisition of securities of Storage in the open market or otherwise. The extent of any such in-crease would depend upon the price and availability of Storage's securities, subsequent developments affecting Stor-age, Storage's business and prospects, other investment and business opportunities available to USRealty, general stock market and economic conditions, tax considerations, and other factors, including the obtaining of any necessary regulatory approvals. In addition, USRealty may decide to decrease its investment in Storage, depending upon its continuing review of such investment and various other factors including those men-tioned above.

                  Except as set forth in this Item 4, USRealty presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  As of July 1, 1996, USRealty may be deemed to ben-eficially own up to 7,053,754 shares of Common Stock because of USRealty's acquisition of 1,948,882 of such shares on March 19, 1996, because of USRealty's right to acquire 5,079,872 of such shares pursuant to and subject to the terms and conditions of the Stock Purchase Agreement and because of USRealty's owner-ship of an additional 25,000 shares of Common Stock as of March 1, 1996. If USRealty acquires such additional 5,079,872 Shares, USRealty will own approximately 28.7% of the outstand-ing Common Stock, and approximately 27.2% on a fully diluted basis, based on the number of outstanding shares of Common Stock, the number of outstanding limited partnership units of SUSA Partnership, L.P. that are redeemable for Common Stock and the number of outstanding options and other securities convert-ible into Common Stock. Security Capital Group Incorporated is the largest holder of the outstanding interests in Security Capital U.S. Realty (although such ownership is less than 40%) and may, for purposes of United States securities laws, be deemed to control Security Capital U.S. Realty. Security Capi-tal Group Incorporated disclaims beneficial ownership of the Shares to be acquired by USRealty.

                  On January 18, 1996, USRealty purchased 25,000 shares of Common Stock at $31.25 per share through stock market trans-actions using general capital funds of USRealty.

                  On March 19, 1996, pursuant to the Stock Purchase Agreement, USRealty purchased 1,948,882 shares of Common Stock. The aggregate purchase price paid to Storage for such shares was $61,000,006.60.

                  Except as set forth in this Item 5, to the best knowl-edge and belief of USRealty, no transactions involving Common Stock have been effected during the past 60 days by USRealty or by its directors, executive officers or controlling persons.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  As described above in Item 4, the Stock Purchase Agreement, the Strategic Alliance Agreement and the Registra-tion Rights Agreement among Storage, Security Capital U.S. Re-alty and Holdings provide for various rights and restrictions with respect to Storage's Common Stock.

                  A copy of the Stock Purchase Agreement, and the vari-ous Exhibits thereto, is incorporated by reference to the pre-viously filed Schedule 13D in Exhibit 2 thereto and is specifi-cally incorporated herein by reference, and copies of the Stra-tegic Alliance Agreement and the Registration Rights Agreement are attached to the previously filed Amendment No. 1 to Sched-ule 13D as Exhibit 2.1 and 2.1, respectively, and are specifi-cally incorporated herein by reference. The description herein of such agreements and the Exhibits thereto is qualified in its entirety by reference to such agreements and Exhibits.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

              The following Exhibits are filed as part of this Schedule
         13D:

         Exhibit 1   - Name, Business Address, and Present Principal
                       Occupation of Each Executive Officer and Director of Security Capital U.S. Realty and of Security Capital Holdings S.A.

         Exhibit 2   - Stock Purchase Agreement, dated as of March 1,
                       1996, by and among Storage USA, Inc., Security

                       Capital Holdings S.A. and Security Capital U.S. Realty (incorporated by reference to Exhibit 10.1 of Storage USA, Inc.'s Current Report on Form 8-K dated March 7, 1996)

         Exhibit 2.1 - Strategic Alliance Agreement, dated March 19,
                       1996, by and among Storage USA, Inc., SUSA Part-nership, L.P., Security Capital Holdings S.A. and Security Capital U.S. Realty

         Exhibit 2.2 - Registration Rights Agreement, dated March 19,
                       1996, by and among Storage USA, Inc., Security Capital Holdings S.A. and Security Capital U.S. Realty

         Exhibit 3   - Joint filing agreement pursuant to 13d-1(f)(1)

         Exhibit 4   - Facility Agreement, dated June 12, 1996, by and
                       among Security Capital U.S. Realty, Security
                       Capital Holdings S.A., Commerzbank Aktiengesell-schaft, as arranger and collateral agent, Com-merzbank International S.A., as administrative agent and the financial institutions listed in
                       Schedule 1 thereto (incorporated by reference to Exhibit 4 of the Schedule 13D, dated June 21, 1996, filed jointly by Security Capital U.S. Re-alty and Security Capital Holdings S.A. with re-spect to the common stock of Regency Realty Cor-poration)

         Exhibit 5   - Amendment to Paragraph 12 of the Charter of Stor-
                       age USA, Inc. (incorporated by reference to Ap-pendix D to the proxy statement relating to the June 5, 1996 meeting of shareholders of Storage USA, Inc., dated April 26, 1996 and filed with the Securities and Exchange Commission on April 29, 1996)

                                       -12-








                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       SECURITY CAPITAL U.S. REALTY



                                       By:  /s/ Paul E. Szurek
                                          Name:   Paul E. Szurek
                                          Title:  Managing Director



                                       SECURITY CAPITAL HOLDINGS S.A.



                                       By:  /s/ Paul E. Szurek
                                          Name:   Paul E. Szurek
                                          Title:  Managing Director

         July 1, 1996
























                                       -12-








                                   EXHIBIT INDEX


                                                               SEQUENTIAL
         EXHIBIT                DESCRIPTION                    PAGE NO.

           1        Name, Business Address, and Present             *
                    Principal Occupation of Each Executive
                    Officer and Director of Security Capital
                    U.S. Realty and of Security Capital
                    Holdings S.A.

           2 Stock Purchase Agreement, dated as of March 1, 1996, by and among Storage USA, Inc., Security Capital U.S. Realty and Security Capital Holdings S.A. (incorporated by reference to Exhibit 10.1 of Storage USA, Inc.'s Current Report on Form 8-K dated March 7, 1996)

           2.1      Strategic Alliance Agreement, dated March       *
                    19, 1996, by and among Storage USA, Inc.,
                    SUSA Partnership, L.P., Security Capital
                    Holdings S.A. and Security Capital U.S.
                    Realty

           2.2      Registration Rights Agreement, dated            *
                    March 19, 1996, by and among Storage USA,
                    Inc., Security Capital Holdings S.A. and
                    Security Capital U.S. Realty

           3        Joint filing agreement pursuant to 13d-1(f)(1)  *

           4 Facility Agreement, dated June 12, 1996, by and among Security Capital U.S. Realty, Security Capital Holdings S.A., Commerzbank Aktiengesellschaft, as arranger and collateral agent, Commerzbank International S.A., as administrative agent and the financial institutions listed in Schedule 1 thereto (incorporated by reference to Exhibit 4 of the Schedule 13D, dated June 21, 1996, filed jointly by Security Capital U.S. Realty and Security Capital Holdings S.A. with respect to the common stock of Regency Realty Corporation)

         _____________________
         *    Previously filed.








           5        Amendment to Paragraph 12 of the Charter of
                    Storage USA, Inc. (incorporated by reference to Ap-pendix D to the proxy statement relating to the June 5, 1996 meeting of shareholders of Storage USA, Inc., dated April 26, 1996 and filed with the Securities and Exchange
                    Commission on April 29, 1996)